Exhibit 99.6

UNITED UTILITIES PLC – DIRECTORS’ SHARE INTERESTS

United Utilities PLC (“the Company”) announces that it has today received notification that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors on 17 February 2004, to be held in accordance with the rules of the Company’s Inland Revenue approved share incentive plan. The shares were purchased at a price of 500.00p per share.

Director	No. of Shares purchased

JOHN ROBERTS	25
SIMON BATEY	25
GORDON WATERS	25

Further information can be obtained from Tim Rayner, Company Secretary + 44 1 925 237071.

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.